INTERNATIONAL ROAD DYNAMICS INC.	Exhibit 99.1

IRD Awarded Virginia Commercial Vehicle Enforcement Systems Maintenance Contract Valued at $4.2 Million

SASKATOON, SK – January 16, 2019 - International Road Dynamics Inc. (“IRD” or the “Company”), a Quarterhill Inc. (“Quarterhill”) company (TSX: QTRH) (NASDAQ: QTRH), announced today the award of a commercial vehicle systems maintenance and support services (MSS) contract from the Virginia Department of Motor Vehicles (DMV). The initial term of this agreement is for two years with renewal options for up to eight successive one-year periods. The purpose of this contract is to provide labor, materials, tooling, test equipment, and services required to maintain and provide state-of-the-art commercial vehicle enforcement solutions using weigh-in-motion (WIM) and other technologies to The Commonwealth of Virginia.

Virginia DMV currently has eleven active commercial vehicle enforcement mainline and ramp systems using IRD WIM and other technologies that are covered under this contract. These systems are located at the Suffolk, Bland, Carson, Alberta, Stephens City, Troutville, Dumfries, and Sandston weigh stations.

The mainline systems operate at highway speeds and screen commercial vehicles on Interstate, primary, or secondary roadways as they approach the inspection station. Vehicles are screened as they pass over in-road sensors, with those vehicles that are overweight or in violation of operating regulations being signaled to exit to the inspection station ramp; conversely, vehicles that are deemed to be compliant are signaled to bypass the inspection station.

The ramp systems operate at lower speeds and screen commercial vehicles at the entrance to the inspection station. Similar to mainline systems, vehicles are screened as they pass over in-road sensors and are signaled to either report to the inspection station or bypass and return to the mainline roadway.

Mr. Randy Hanson, IRD's President and Chief Executive Officer commented, “The Virginia DMV has been a long-term IRD customer committed to providing advanced technological solutions for commercial vehicle enforcement. Through our US-wide service network, IRD is able to provide timely support to Virginia to maintain the effectiveness of their commercial vehicle safety program. IRD is proud of our services team and their ability to provide high quality and timely support to statewide programs such as the one deployed in The Commonwealth of Virginia.”

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems (ITS) industry. IRD is a North American company based in Saskatoon, Saskatchewan, Canada with sales and service offices throughout the United States and overseas. Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructure. For more information: www.irdinc.com

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill and IRD in light of their experience and their perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill and IRD believe are appropriate in the circumstances. Many factors could cause actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s March 1, 2018 annual information form for the year ended December 31, 2017 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's or IRD’s forward-looking statements. Neither Quarterhill nor IRD has any intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com